Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

Julie M. Allen
Member of the Firm
d 212.969.3155
f 212.969.2900
jallen@proskauer.com
www.proskauer.com

November 10, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Shehzad Niazi
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	The Dress Barn, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2010 Filed September 24, 2010 File No. 000-11736

Ascena Retail Group, Inc. Form S-4/A Filed October 12, 2010 File No. 333-168953

Dear Mr. Niazi:

          Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to (i) the Form 10-K for the fiscal year ended July 31, 2010 (the “Form 10-K”) of The Dress Barn, Inc. (“Dress Barn” or the “Company”), and (ii) Amendment No. 1 to the proxy statement/prospectus on Form S-4/A (File No. 333-168953) of Ascena Retail Group, Inc., in your letter dated October 22, 2010 (the “Comment Letter”).

          We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 1 to the Form 10-K (the “Amendment”) that will be filed with the Commission on today’s date.

          For your convenience, your comments are set forth in this letter, followed by the Company’s responses. References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Shehzad Niazi	November 10, 2010
United States Securities and	Page 2 of 15
Exchange Commission

Form 10-K for the Fiscal Year Ended July 31, 2010

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of
Equity Securities, page 17
Dividend Policy, page 17

1. We note the statement in the last paragraph on page 17 that “payments of dividends are limited in any one year by our revolving credit facility.” Please confirm that, in future filings, the company will provide disclosure pursuant to Item 201(c)(1) of Regulation S-K regarding restrictions on the company’s ability to pay dividends.

We confirm that, in future filings, the Company will provide disclosure pursuant to Item 201(c)(1) of Regulation S-K regarding restrictions on the Company’s ability to pay dividends. Pursuant to the Staff’s comment, we have revised the disclosure on pages 17 and 33 of the Amendment accordingly.

In particular, we have included a reference in Part II, Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities that refers to the following additional disclosure in the Liquidity and Capital Resources section of Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Our Credit Agreement does not permit cash dividends but allows us to pay stock dividends, provided that at the time of and immediately after giving effect to the stock dividend, (a) there is no default or event of default, (b) the fixed charge coverage ratio (as defined in the Credit Agreement) is not less than 1.25 to 1.00, and (c) borrowings under the Credit Agreement do not exceed 75% of the total available borrowings (such that availability (as defined in the Credit Agreement) is not less than 25% of aggregate revolving commitments (as defined in the Credit Agreement)).

Management’s Discussion and Analysis, page 21

2. We note the disclosure of your revolving credit facility on page 33. In future filings, please revise the description of your revolving credit facility to disclose the “financial covenants with respect to fixed charge coverage ratio” and other material covenants, and describe your compliance with those covenants in quantified terms.

We confirm that, in future filings, we will revise the description of our revolving credit facility to disclose the “financial covenants with respect to fixed charge coverage ratio” and other material covenants. Pursuant to the Staff’s comment, we have added disclosure regarding the fixed charge coverage ratio under our revolving credit facility and our compliance with the financial covenants contained in our revolving credit facility on pages 33 and F-33 of the Amendment. There are no other financial or material covenants that we have not disclosed.

Shehzad Niazi	November 10, 2010
United States Securities and	Page 3 of 15
Exchange Commission

In particular, we have included the following disclosure in Management’s Discussion and Analysis:

Our Credit Agreement has financial covenants with respect to, among other things, a fixed charge coverage ratio, as well as customary representations, warranties and affirmative covenants. We are required to maintain the fixed charge coverage ratio for any period of four fiscal quarters ending during a Covenant Period as defined in the Credit Agreement of at least 1.10 to 1.00. As of July 31, 2010, the actual fixed charge coverage ratio was 1.61 to 1.00. The Credit Agreement also contains customary negative covenants, subject to negotiated exceptions, including, among others, on liens, investments, indebtedness, significant corporate changes including mergers and acquisitions, dispositions and restricted payments. The Credit Agreement also contains customary events of default, such as payment defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency, the occurrence of a defined change in control or the failure to observe the negative covenants and other covenants related to the operation of our business. We were in compliance with all financial covenants contained in the Credit Agreement as of July 31, 2010.

Directors, Executive Officers and Corporate Governance, page 42

3. Please confirm that, in future filings, the company will include all positions and offices with the registrant held by each officer. In this regard, we note Mr. Correia as the Executive Vice President and Chief Financial Officer.

We confirm that we have included all positions and offices held by each executive officer of the Company.

Shehzad Niazi	November 10, 2010
United States Securities and	Page 4 of 15
Exchange Commission

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Merger with Tween Brands, Inc., page F-16

4. We note the pro forma information provided here is not consistent with that presented in the pro forma financial statements filed as Exhibit 99.2 of the Form 8-K filed on October 5, 2010. For example, pro forma net income of $147,224 for the fiscal year ended July 31, 2010 disclosed here does not agree to pro forma net income of $143,102 as disclosed in the pro forma financial statements. Please revise or provide an explanation for all material differences.

We noted the differences between the pro forma information presented in the notes to the consolidated financial statements and the pro forma financial statements filed as Exhibit 99.2 of the Form 8-K (the “8-K Pro Formas”) of $4,122 or 2.9% in pro forma net income, $0.06 or 3.2% in basic earnings per share and $0.05 or 2.8% in diluted earnings per share and concluded that such differences are not material to the pro forma information disclosed in the notes to the consolidated financial statements on a quantitative or qualitative basis. Such differences do not materially change the trend in pro forma net income or earnings per share disclosed. Pro forma information by its nature contains management estimates and judgments. We concluded that the differences in such pro forma information are not significant or material and would not change the view of users of our consolidated financial statements. We confirm that the 8-K Pro Formas for net income of $143,102, basic earnings per share of $1.88 and diluted earnings per share of $1.77 are more accurate estimates of such amounts.

As we are filing the Amendment in response to the Staff’s other comments in the Comment Letter, we have disclosed an immaterial restatement of the pro forma net income and earnings per share information for the fiscal year ended July 31, 2010 presented in Note 2 to the consolidated financial statements on pages F-18 to F-19 of the Amendment as follows:

The following unaudited pro forma information assumes the Justice merger had occurred on July 29, 2007. The pro forma information, as presented below, is not indicative of the results that would have been obtained had the transaction actually occurred on July 29, 2007, nor is it indicative of the Company’s future results.

The pro forma net income and earnings per share information for fiscal year ended July 31, 2010 presented in the table below has been restated to correct immaterial errors in such information resulting from errors in the underlying pro forma adjustments. As a result, pro forma net income was adjusted by $4.1 million to $143.1 million; pro forma basic earnings per share was adjusted by $0.06 to $1.88; and pro forma diluted earnings per share was adjusted by $0.05 to $1.77. The amounts reported for Fiscal years ended July 25, 2009 and July 26, 2008 were unaffected by these changes.

Shehzad Niazi	November 10, 2010
United States Securities and	Page 5 of 15
Exchange Commission

          (Amounts in thousands, except per share data)

	Fiscal Year Ended (unaudited)

	July 31, 2010	July 25, 2009	July 26, 2008

Pro forma net sales	$2,697,132	$2,424,808	$2,496,045
Pro forma net income	$143,102	$66,003	$116,867
Pro forma earnings per share:
Basic	$1.88	$0.92	$1.63
Diluted	$1.77	$0.88	$1.53

Note 3. Changes in Accounting Principles, page F-19
Change in Method of Accounting for Convertible Notes, page F-19

5. We note your disclosure that the difference between the fair value and principal amount of the convertible notes was $33.4 million and this amount was retrospectively recorded as a debt discount and as an increase to additional paid-in capital as of the issuance date upon adoption of ASC 470-20. However, it appears you have recorded adjustments of $19,487 to additional paid-in capital and $13,646 as debt discount to convertible notes as of July 25, 2009. Please reconcile these disclosures. In addition, please revise your disclosures to clearly show the cumulative effect of the change in accounting principle on periods prior to those presented and recognized as of the beginning of the first period presented in accordance with ASC 250-10-50-1.

As disclosed in Note 3 to the consolidated financial statements, we confirm that the difference between the fair value and principal amount of the convertible notes (the “Notes”) was $33.4 million and this amount was retrospectively recorded as a debt discount and as an increase to additional paid-in capital as of the issuance date of the Notes upon adoption of ASC 470-20. In response to the Staff’s comment regarding the difference between the fair value and principal amount of the Notes of $33.4 million, set forth below are the reconciliations of the adjustments to additional paid-in capital and the debt discount recorded as of July 25, 2009 upon the adoption of ASC 470-20:

Shehzad Niazi	November 10, 2010
United States Securities and	Page 6 of 15
Exchange Commission

Entries to record issuance of the Notes upon adoption of ASC 470-20:

Additional paid-in- capital:

Debt discount on date of issuance of the Notes	$33,406
Deferred tax effect of debt discount as of the issuance date (a)	(12,749)
Allocated portion of debt issuance costs to equity (b)	(1,170)

Net adjustment to additional paid-in capital at July 25, 2009 per Note 3	$19,487

(a)

Per ASC 470-20-25-27, recognizing convertible debt instruments within the scope of the Cash Conversion Subsections as two separate components—a debt component and an equity component—may result in a basis difference associated with the liability component that represents a temporary difference for purposes of applying Subtopic 740-10. The initial recognition of deferred taxes for the tax effect of that temporary difference shall be recorded as an adjustment to additional paid-in capital. Therefore, we appropriately recorded the deferred tax effect of the debt discount as an adjustment to additional paid-in-capital upon the adoption of ASC 470-20.

(b)

Per ASC 470-20-25-26, transaction costs incurred with third parties other than investors and that directly relate to the issuance of convertible debt instruments within the scope of the Cash Conversion Subsections shall be allocated to the liability and equity components in accordance with the guidance in paragraph 470-20-30-31 which states that such costs shall be allocated in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively. Therefore, we appropriately allocated transaction costs to the equity component in accordance with this methodology and recorded such costs in additional paid-in-capital upon the adoption of ASC 470-20.

Cumulative debt discount balance as of July 25, 2009:

Debt Discount to the Notes

Debt discount at issuance of the Notes	$33,406
Cumulative amortization of debt discount per retrospective application of ASC 470-20	(19,760)

Unamortized debt discount as of July 25, 2009 per Note 3	$13,646

Shehzad Niazi	November 10, 2010
United States Securities and	Page 7 of 15
Exchange Commission

In response to the Staff’s comment on the cumulative effect of the change in accounting principle on periods prior to those presented and recognized as of the beginning of the first period presented, we previously considered and noted that the cumulative effect of the adoption of ASC 470-20 was not material to the consolidated financial statements. Such cumulative effect was $6.4 million or 1.6% of retained earnings of $405.1 million as of July 28, 2007 and such cumulative effect was 1.3% of retained earnings of $493.8 million after adoption of this standard as of July 25, 2009. As we are filing the Amendment in response to the Staff’s other comments in the Comment Letter, we have revised our disclosure in Note 3 and on page F-19 of the Amendment as follows to detail the cumulative effect of the change in accounting principle on periods prior to those presented and recognized as of the beginning of the first period presented in accordance with ASC 250-10-50-1:

Change in method of accounting for convertible senior notes

In May 2008, the FASB issued ASC 470-20 Debt - Debt with Conversion and Other Options, new accounting guidance on debt with conversion and other options (formerly known as FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion). This guidance specifies that issuers of such instruments should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The guidance requires retrospective application of its provisions and it does not affect our cash flows.

Since our 2.5% Convertible Senior Notes due December 2024 (the “Notes”) were within the scope of this guidance, we adopted this guidance on July 26, 2009, and, accordingly, we adjusted the accompanying Consolidated Balance Sheets and the Consolidated Statement of Operations for the fiscal years 2009, 2008, 2007, and 2006, on a retrospective basis. Upon adoption, we estimated the fair value, as of the date of issuance, of the Notes, assuming an 8.0% non-convertible borrowing rate, to be $81.6 million. The difference between the fair value and the principal amount of the notes was $33.4 million. This amount was retrospectively recorded as a debt discount and as an increase to additional paid-in capital as of the issuance date. The discount was being accreted to interest expense over the seven-year period to the first put date of the Notes in 2011, resulting in an increase in non-cash interest expense in prior periods. The cumulative effect of the change in accounting principle on periods prior to those presented and recognized as of the beginning of the first period presented was $6.4 million as of July 28, 2007 and was not material to our consolidated financial statements. The retrospective application to our Consolidated Statements of Operations resulted in an additional pre-tax non-cash interest expense of approximately $5.2 million, $4.8 million, $4.4 million, and $4.0 million for the fiscal years 2009, 2008, 2007, and 2006, respectively. The impact on our financial statements resulted in a pre-tax non-cash interest expense of $4.2 million for fiscal 2010. There is no further impact of this standard since the tender offer extinguished the Notes. See Note 9 regarding the tender offer for the Notes.

Shehzad Niazi	November 10, 2010
United States Securities and	Page 8 of 15
Exchange Commission

Note 9. Debt, page F-32

6. We note your disclosure that you conducted a tender offer of your convertible senior notes with an aggregate balance of $112.5 million and paid total consideration of $273.4 million. Please revise to disclose the fair value of the notes tendered and what the note holders were entitled to receive. Tell us how you considered the guidance in FASB ASC 470-20-40-26 and how your calculation of the loss on debt extinguishment is appropriate. In this regard, tell us how you accounted for the 6.2 million shares of common stock issued valued at $156.4 million and reconcile such disclosures to 6.2 million shares recorded at ($14,027) in the statement of stockholders’ equity.

Per ASC 470-20-40-26, “Induced Conversions”, an entity may amend the terms of an instrument within the scope of the Cash Conversion Subsections to induce early conversion, for example, by offering a more favorable conversion ratio or paying other additional consideration in the event of conversion before a specified date. In those circumstances, the entity shall recognize a loss equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of consideration issuable in accordance with the original conversion terms. The settlement accounting (derecognition) treatment described in paragraph ASC 470-20-40-20 is then applied using the fair value of the consideration that was issuable in accordance with the original conversion terms.

The tender offer of our Notes was an induced conversion under ASC 470-20-40-26. Therefore we applied this guidance and the guidance in ASC 470-20-40-20 to account for the components of the tender offer transaction, to determine the loss on debt extinguishment and to derecognize the Notes in our consolidated financial statements.

As a first step, we determined the fair value of all securities and other consideration that was transferred in the transaction equal to $273,702,243 or $2,432.91 per Note multiplied by 112,500 Notes tendered as follows:

a) cash of $1,000 for the face value of each Note;
b) the cash inducement amount of $40 per Note that was offered and paid to Note holders;
c) cash paid for accrued and unpaid interest of $2.92 per Note; and
d) the fair value of the number of shares of common stock issued to each Note holder based upon the closing price on the expiration date of the tender offer which was $1,389.99 per Note.

NOTE: The number of shares of common stock issued to each Note holder was based upon the terms of the tender offer. Therefore, 112,500 Note holders multiplied by $1,390 per Note equaled a fair value of $156,374,118 of common stock distributed to the Note holders. The fair value was divided by $25.12, the closing price of our common stock on the expiration date of the tender offer, resulting in 6,225,080 shares of our common stock issued in the tender offer.

Shehzad Niazi	November 10, 2010
United States Securities and	Page 9 of 15
Exchange Commission

As a second step, we determined the fair value of all securities issuable pursuant to the original conversion terms equal to $269,202,187 or $2,392.91 per Note multiplied by 112,500 Notes tendered as follows:

a) cash of $1,000 for the face value of each Note;
b) cash paid for accrued and unpaid interest of $2.92 per Note; and
c) the fair value of the number of shares of common stock issued to each Note holder based upon the original conversion terms which was $1,389.99 per Note.

We note that the cash inducement amount of $40 per Note was not part of the original conversion terms.

There were two components of the loss on debt extinguishment consisting of the loss on the induced conversion and the loss on derecognition (i.e. debt extinguishment). The loss on the induced conversion was essentially equal to the $40 inducement payment per Note for a total of $4.5 million loss on inducement. We also proved this amount as equal to the fair value of all securities and other consideration that was transferred in the transaction of $273,702,243 noted in the first step above less the fair value of all securities issuable pursuant to the original conversion terms equal to $269,202,187 noted in the second step above. The difference between these amounts is the same $4.5 million loss on inducement.

The third step was to record the derecognition and related loss on debt extinguishment. If conversion occurs and the instrument was separated into its liability and equity components in accordance with ASC 470-20-25-23, the fair value of the equity instruments issued is allocated to the liability and equity components of the debt instrument. The portion allocated to the extinguishment of the liability component is equal to the fair value of that component immediately before conversion. Any difference between the portion allocated to the liability component and the sum of (1) the net carrying amount of the liability component and (2) any unamortized debt issuance costs is recognized as a gain or loss on debt extinguishment.

To measure the fair value of the Notes before conversion at the expiration date of the tender offer, we calculated the net present value of the cash flows associated with the Notes using a current interest rate for comparable debt instruments which resulted in a fair value of $101,989,287. The difference between this fair value amount and the net book value of the Notes of $100,767,447 was the second component of the loss on debt extinguishment recorded by the Company of $1.2 million.

Shehzad Niazi	November 10, 2010
United States Securities and	Page 10 of 15
Exchange Commission

The entry we recorded to derecognize the Notes and also record the December 2009 exchange of $2.5 million of Notes for an aggregate cash amount of $5.4 million which reconciles the amount recorded in equity is as follows:

	Debit		Credit

Writeoff net book value of the Notes	$115,000,000
Loss on debt extinguishment	5,792,228
Transaction costs - debt expense	321,750
Transaction costs - equity	428,250	(a)
Additional paid in capital (1)	169,972,674	(a)
Cash to noteholders - face amount of notes			(112,500,000)
Cash to noteholders - inducement payment plus cash in lieu			(4,500,157)
Cash to noteholders - December 2009 exchange			(5,405,375)
Common stock (6,225,080 shares at par of $.05)			(311,254)
Additional paid in capital (fair value of stock issued less entry to common stock)		(a)	(156,062,864)
Writeoff discount on books			(11,042,108)
Writeoff debt issuance costs			(943,144)
Cash paid for transaction costs			(750,000)

Total	291,514,902		(291,514,902)

Additional paid in capital equal to sum of (a)	14,338,060
Common stock (6,225,080 shares at par of $.05)	(311,254)

Total recorded to equity	14,026,806

(1) This amount is equal to the face amount of the Notes of $112,500,000 plus the fair value of the stock issued of $156,374,118 less the fair value of the Notes of $101,989,287 plus immaterial rounding of $101.

Set forth in Annex A hereto are the detailed explanations and calculations of how we considered the guidance in ASC 470-20-40-26 and how our calculation of the loss on debt extinguishment is appropriate, as well as how we accounted for the 6.2 million shares of common stock issued valued at $156.4 million and a reconciliation of the disclosure to 6.2 million shares recorded at ($14,027,000) in the statement of stockholder’ equity.

Pursuant to the Staff’s comment, we have included additional disclosure on page F-32 of the Amendment of the fair value of the Notes tendered and what the note holders were entitled to receive as follows:

Shehzad Niazi	November 10, 2010
United States Securities and	Page 11 of 15
Exchange Commission

Convertible Senior Notes Debt Extinguishment

During the second quarter ended January 23, 2010, we conducted a tender offer for our Convertible Senior Notes (the “Offer”). All of the outstanding Notes, with an aggregate balance of $112.5 million, were validly tendered for exchange and not withdrawn as of January 23, 2010, the expiration date of the Offer. Total consideration for the Offer was $273.4 million and was comprised of: cash of $112.5 million for the face amount of the Notes; cash of $4.5 million as inducement to exchange ($40 per $1,000 principal amount of the Notes); and the issuance of approximately 6.2 million shares of our common stock valued at $156.4 million. The fair value of the Notes tendered equaled $101.9 million upon the Offer. Each $1,000 Note holder was entitled to receive the following: 1) the $1,000 principal amount of the Note; 2) a $40 inducement payment for conversion of the Notes; 3) accrued and unpaid interest of $2.92; and 4) 55.3341 shares of our common stock with a value of $1,389.99 per Note, which based upon the closing price of our common stock on the expiration date of the Offer equated to an aggregate fair value of $2,432.91 per Note. As a result of the Offer, the Company reduced deferred tax liabilities by $14.6 million and reduced taxes payable by $0.2 million, with a corresponding increase to additional paid-in capital of $14.8 million. In connection with the Offer, we recognized a loss of $5.8 million consisting of $4.5 million related to the inducement amount and $1.3 million which is equal to the difference between the net book value and the fair value of the Notes upon redemption in accordance with ASC 470-20. Previously in December 2009, in a private transaction, we accepted for exchange $2.5 million of the Notes for an aggregate cash amount of approximately $5.4 million. The loss associated with the December 2009 exchange was de minimus to our consolidated financial statements. No Notes remain outstanding.

Exhibits

7. We note that Exhibit 10.18 is missing certain exhibits, schedules, annexes, or appendices. Please file this exhibit in its entirety with your next periodic report pursuant to Item 601(b)(10) of Regulation S-K.

Pursuant to the Staff’s comment, we have refiled Exhibit 10.18 with the Amendment, including all exhibits, schedules, annexes and appendices thereto.

Form S-4/A, filed October 12, 2010

Executive Compensation, page 42

8. Please revise future filings to identify the members of the “bonus review committee, which consists of certain members of senior management.” Your revised disclosure should clarify the role of the committee and how it relates to the compensation committee. Please provide us with your proposed draft disclosure.

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Exchange Commission

Pursuant to the Staff’s comment, we will identify the members of the Company and divisional bonus review committees in future filings to the extent that such committees participate in developing and determining compensation for our NEOs. Set forth below is our proposed draft disclosure:

          The Company and divisional financial goals under the MIP and 162(m) Plan are developed by the corporate bonus review committee, which then presents the goals to the Compensation Committee for review and approval. For fiscal 2010, the corporate bonus review committee consisted of Mr. David Jaffe, Mr. Correia and the Vice President, dressbarn Human Resources and Corporate Head of Compensation (the “VP of Compensation”).

          The personal goals under the MIP are reviewed and approved by the divisional bonus review committee for each of our divisions. The dress barn divisional bonus review committee also reviewed and approved the personal goals for Messrs. Correia and Wexler who are members of our corporate department and provide services to all of our divisions. At the end of the fiscal year, the divisional bonus review committees evaluate the achievement of the personal goals for the participants in their division and determine the personal goal scores, which scoring is then presented to the Compensation Committee. The members of the divisional bonus review committees do not participate in the determination of the achievement of their own personal goals. For fiscal 2010, the members of the divisional bonus review committees for our divisions were as follows:

•	dressbarn:	Mr. David Jaffe; Mr. Correia and the VP of Compensation.

•	maurices:	Mr. David Jaffe; maurices’ Executive Vice President and Chief Operating Officer; maurices’ Vice President, Human Resources; and the VP of Compensation.

•	Justice:	Mr. Rayden; Justice’s Senior Vice President, Human Resources; and the Assistant Vice President and Head of Justice Compensation.

9. Please confirm that in future filings you will provide more qualitative disclosure regarding the level of achievement necessary for meeting the personal goals, which appear to require a score of 300 on “a scale of 0 to 500 points,” as discussed on page 47. Please provide us with your proposed draft disclosure.

Pursuant to the Staff’s comment, we will provide more qualitative disclosure in future filings regarding the level of achievement necessary for meeting the personal goals to the extent applicable. Set forth below is our proposed draft disclosure:

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Exchange Commission

For fiscal 2010, the various personal goals set for a participant in the MIP were assigned a point value, with the total point value equaling 100 points. At the end of the fiscal year the participant’s performance of each personal goal was evaluated and assigned a rating of 1 through 5. The assigned rating was then multiplied by the point value assigned to that goal to determine the total score for that goal. The total score for all of the goals was then added together to determine the participant’s total overall personal goal score. Participants in the MIP were required to achieve at least a minimum total overall personal goal score of 300 points on their personal goals in order to be eligible for any payment under the MIP.

10. We note the statement on page 56 that your compensation programs “may not” reasonably be expected to give rise to a material adverse effect. Please advise us if you determined that your compensation programs are not reasonably likely to have a material adverse effect, and describe for us the process you undertook to reach such a conclusion under Item 402(s) of Regulation S-K.

Our board of directors has reviewed and considered whether our compensation programs and policies create risks that are reasonably likely to have a material adverse effect on us. In that regard, we design our programs in a balanced and diversified manner while also creating significant, yet appropriate, incentives for strong performance based on our business and strategic plan. We have attempted to, and will continue to strive to, equalize the compensation practices and performance measures of all of our divisions. In most cases, each component of our performance-based compensation program is subject to a limit on the cash paid or the number of shares delivered. We believe that our compensation programs reflect a balance of short-term, long-term, guaranteed and performance-based compensation in order not to encourage excessive risk-taking. We believe that this ensures that our NEOs and other employees focus on the health of our business and the delivery of broad performance metrics that will deliver shareholder value over time and discourages excessive risk-taking by our NEOs and other employees.

Compensation Benchmarking

11. You state that you seek to target salary compensation at approximately the 50th percentile of your peer group of 16 companies. In future filings, please revise to address the extent to which compensation fell at the 50th percentile or any other ranges you use as suggested by the peer group. Please provide draft disclosure.

Pursuant to the Staff’s comment, in future filings we will address the extent to which compensation has fallen relative to any benchmarking targets we may establish. Set forth below is our proposed draft disclosure:

For fiscal 2010, Mr. David Jaffe’s base salary was 6.86% below the 50th percentile for chief executive officers in our peer group; Mr. Correia’s base salary was 16.02% below the 50th percentile for chief financial officers in our peer group; and Mr. Wexler’s base

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salary was 2.23% above the 50th percentile for chief legal officers in our peer group.

This is to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shehzad Niazi	November 10, 2010
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Exchange Commission

          We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

cc:	Gene L. Wexler (The Dress Barn, Inc.)
Reid Hackney (The Dress Barn, Inc.)

ANNEX A

Convertible Senior Notes (the “Notes”)
Allocation of Fair Value at Conversion

Pricing Date for the Conversion	Wed., January 20, 2010: 4:30 p.m., New York City time, on the second trading day immediately prior to the expiration of the Offer

Expiration Date of the conversion offer	Friday, January 22, 2010

Total face value of Convertible Senior Notes being converted	$112,500,000
Par value per Note	1,000

Number of notes being converted	112,500

It should be noted a small portion of the Notes (2.5 million of face value) were redeemed on 12/16/09 in a separate unrelated transaction prior to the above conversion.

If the conversion is an “induced conversion” as described in ASC 470-20-05-10, the “debtor shall recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms” (as stated in ASC 470-20-40-16). The Company determined that the terms of the conversion offer met the definition of an “induced conversion” in accordance with this guidance and recorded a loss on the inducement as noted below. Since the original terms of the Notes included an equity-classified component, in addition to recognizing an expense for the excess amount, the Company applied settlement accounting on the basis of the fair value of the consideration that was issuable pursuant to the instrument’s original conversion terms.

Expense equal to Step 1 minus Step 2 pursuant to
ASC 470-20-05-10 as conversion deemed an
“induced conversion”

	Amount per Note	Total for all Notes

Fair value of all consideration being transferred (Step 1)	$2,432.91	$273,702,243
Fair value based on original conversion terms (Step 2)	2,392.91	$269,202,187

Difference equals loss on the inducement	$40.00	$4,500,056	(a)	This is essentially the inducement amount

Step 1: Fair value of all securities and other consideration transferred in the transaction:

		Amt per Note	Total for all Notes

Cash - par value of note		$1,000.00	$112,500,000
Cash - inducement amt offered to note holders		40.00	4,500,000
Cash - accrued and unpaid interest		2.92	328,125
Stock - Fair value of stock
number of shares per analysis below	55.3341
stock price (Closing price on Expiration Date per the terms of the offer)	25.12			total shares to be issued:

		1,389.99	156,374,118	6,225,080

Total fair value of consideration		2,432.91	$273,702,243

Calculation of number of shares for Step 1 to be issued to note holders per the terms of the offer:

Quotient of (a) divided by (b)

(a) equals (i) 95.1430 shares of common stock multiplied by the weighted average trading price of the common stock for the five trading days ending on, and including, the Pricing Date, minus (ii) $1,000
(b) equals such weighted average trading price of the common stock

	Amount per Note	Total for all Notes

Shares of common stock factor	95.1430

Multiplied by Weighted Average Trading Price of the common stock for the five trading days ending on, and including, the Pricing Date	$25.12

Subtotal (i)	2,389.99
Minus (ii) $1000	(1,000.00)

Subtotal (a)	1,389.99

Divided by
(b) such weighted average trading price of the common stock	$25.12

Equals number of shares of common stock	55.3341	6,225,080

Step 2: fair value of securities issuable pursuant to the original conversion terms

	Amt per Note	Total for all Notes

Cash - face value of Note	$1,000.00	$112,500,000	(b)
Cash - inducement amt	—	—
Cash - Accrued and unpaid interest	2.92	328,125
Stock - Fair value of stock (from below)	1,389.99	156,374,062

Total fair value of consideration	$2,392.91	$269,202,187

Calculation of number of shares for Step 2 based on the original conversion terms:

Holders may also convert their notes into cash and shares of our common stock, if any, at a conversion rate of 95.1430 shares per $1,000 principal amount of Convertible Senior Notes (equal to a conversion price of approximately $10.51 per share)

The excess, if any, of the price of our common stock above $10.51 per share would be payable in common shares.

Number of Notes outstanding			112,500
Multiplied by conversion factor			95.1430

Subtotal			10,703,588

Multiplied by Excess
Price of common stock on Expiration Date		$25.1200
Original Conversion price per share		$10.5105

Excess of price of common stock above $10.51 per share			14.6095

Factor multiplied by excess amount equals excess payable in common shares	$1,389.99		$156,374,062

Step 3: Derecognition

If conversion occurs and the instrument was separated into its liability and equity components in accordance with ASC 470-20-25-23, the fair value of the equity instruments issued is allocated to the liability and equity components of the debt instrument. The portion allocated to the extinguishment of the liability component is equal to the fair value of that component immediately before conversion. Any difference between the portion allocated to the liability component and the sum of (1) the net carrying amount of the liability component and (2) any unamortized debt issuance costs is recognized as a gain or loss on debt extinguishment.

Measure fair value of Notes before conversion at Expiration Date - Portion allocated extinguishment of the liability component	$101,989,287 (b)

Sum of (1) Net carrying amount of the liability component	101,710,591
(2) Any unamortized debt issuance costs	(943,144)

Total net book value immediately prior to conversion	100,767,447

Difference equals Loss on debt extinguishment	$1,221,840 (a)

(a) Loss recorded on the conversion of the Notes
Inducement loss upon conversion	$4,500,056
Loss on extinguishment	1,221,840
Loss on 12/16/09 ($2,500,000 face value) conversion	70,332

Total loss on debt extinguishment	$5,792,228

(b) Reconcile disclosure to statement of shareholders’ equity:
Face Value of Notes	$(112,500,000)
Fair value of Notes before conversion	101,989,287
Equity component of 12/16/09 conversion	(3,087,742)
Equity allocation of transaction costs	(428,250)

Shareholders’ equity effect of conversion	$(14,026,705)